Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                     Subject Company: Phillips Petroleum Company
                                                   Commission File No. 001-00720


On November 18, 2001, Phillips Petroleum Company made available the following voicemail message to employees on the Phillips Petroleum Company voicemail system.

                                     * * * *

     The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco or Phillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco and Phillips are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco and Phillips with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco or Phillips by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com, or by calling Phillips at 918-661-3700, and through Phillips' web site at www.phillips66.com.

     Conoco, Phillips and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Phillips' stockholders in connection with the proposed Conoco/Phillips merger is set forth in Phillips' proxy statement for its 2001 annual meeting, dated March 29, 2001 and filed with the SEC on March 29, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

To Employees Worldwide:

Just minutes ago, we issued a news release announcing the merger of Phillips and Conoco. This merger of equals combines two strong companies and creates a new international major that can compete with the largest companies in our industry.

The new company, which will be called ConocoPhillips, will take us to a much higher level of growth - one that will further secure our position as a long-term player in the oil and gas industry. To put the merger in perspective:

   o The new company will have an equity value of about $35 billion and will grow our asset base from $35.4 billion to more than $75 billion.

   o The merger will increase our daily production from approximately 820,000 barrels of oil equivalent (BOE) to 1.7 million. At the same time, it will increase oil and natural gas reserves from 5 billion BOE to 8.7 billion, making ConocoPhillips the sixth-largest energy company in the world based on reserves.

   o With ConocoPhillips, we'll boost refining capacity from 1.7 million barrels a day to 2.6 million barrels a day, making the new company one of the largest refiners in the United States and the fifth largest in the world. The merger will also expand our marketing operations, including giving us a presence in Europe and the Asia Pacific region.

   o And finally, the merger will give us a more diversified portfolio, including strong legacy positions in Alaska, Canada, the Lower 48, the North Sea, Venezuela, China, the Timor Sea, Indonesia, Vietnam, the Middle East, Russia, and the Caspian area.

ConocoPhillips will be headquartered in Houston, but will maintain a significant and continuing presence in Bartlesville. I will be president and CEO of the new company, and Archie Dunham will be chairman.

We expect the merger to close in the latter half of 2002, following the approvals of both companies' shareholders and necessary regulatory agencies. The boards of directors of Phillips and Conoco have [unanimously] approved the transaction.

A team will soon be established to ensure the smooth integration of the two companies. Leading the effort will be John Lowe, senior vice president of Corporate Strategy and Development, and Phil Frederickson, Conoco's senior vice president for Corporate Strategy and Business Development.

It's very gratifying that two companies with a long and distinguished history in the industry have this opportunity to merge. Like Phillips, Conoco was founded in the early


                                     -more-
days of the oil industry - Phillips in 1917 and Conoco in 1875. Since then, both companies have become known for their pioneering spirit, their technical know-how and their commitment to being a safe and environmentally responsible operator and a good partner and neighbor.

Conoco is a fully integrated energy company with ventures in more than 40 countries. The company is recognized worldwide for its innovative approach to the challenges of deepwater exploration and production and for its high-grade petroleum coke upgrading technology.

The two companies have compatible and strategic assets, which will provide a much larger platform to continue to grow profitably, as well as the financial strength to carry out our combined legacy projects.

We expect the merger to yield annual pre-tax synergies of $750 million resulting from more efficient exploration, production and refining and marketing activities, and the elimination of duplicate corporate and administrative positions, programs and operating offices.

Most of the employees of the two companies will have a place in the new company. For Phillips' domestic employees who do not, we have our workforce stabilization plan that will be triggered by the merger. This plan offers enhanced benefits for such employees.

I plan to be in Bartlesville Monday afternoon for a special employee meeting that will be Webcast to our major facilities. You'll soon be receiving details of this meeting. To keep you informed during this period of transition, you will receive updates as important milestones are reached. In the interim, you can read the news release and find additional information about this transaction on PhilNet. If you have questions, you can click [INSERT LINK here] to ask them through PhilNet.

Throughout this process of change, I encourage you to remain focused on your work and, most importantly, your safety and the safety of others around you. By joining with Conoco, I am convinced we can build a great new company - one with the technical, operating and human talent to compete long-term against the very largest players in this industry.

Sincerely,